SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2005

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ___  No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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English Translation of Press Release issued in Hebrew on November 28, 2005

Sapiens INSIGHT™ Responds to Israeli New Capital Market Needs in the Wake of the Bachar Reform

Developed in collaboration with Sapiens' key clients in Israel

November 28, 2005 - Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), today announced the customization of the INSIGHT™ information system to the new requirements of the Israeli capital market, that evolved as a result of the Bachar Committee's recommendations.

Sapiens INSIGHT™ provides the operational solutions mandated by the capital market reform in respect to life insurance, pension and provident funds and long term saving schemes. Until recently, the capital market was structured in four distinct segments: banks, insurance companies, pension funds and provident funds. As a result of the Bachar Reform, the boundaries that used to delineate the capital markets have converged, allowing the various entities to play in all four segments through newly-developed services that cut across the previously clear-cut areas, resulting in increased competition. Sapiens' fully-integrated INSIGHT™ solution responds to the needs of all segments.

"As a web-based system, Sapiens INSIGHT™ allows companies, their agents or branches, as well as their customers (corporate and private) to use the same system, have access to financial data that has been calculated in the same place, and benefit from improved accuracy and relevance," says Mely Lerman, Vice President Insurance, Life & Pensions at Sapiens. "Our system provides the bank teller, the insurance agent or the pension or provident fund representative with a complete view of the client, including products from diversified sources, enabling them – for the first time – to offer complementary products."

Sapiens INSIGHT™ for Life & Pensions was developed in collaboration with Sapiens' key customers in Israel. Having gone into production at Menorah Insurance Company several months ago, it will soon be rolled into the New Mivtachim pension fund while also being evaluated by several provident funds in the banking sector.

About Sapiens International

Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), is a leading global provider of proven IT solutions that modernize business processes and enable organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, Allianz Group, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial Group, Abbey National, ING, Menorah and Occidental Fire & Casualty among others. For more information about Sapiens, please visit http://www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  November 29, 2005

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and Corporate Secretary